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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                                 SCHEDULE 13G
                                (RULE 13d-102)


       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
        13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(b)


                              (AMENDMENT NO. 2++)
                                            ----


                            MEDICAL ASSURANCE, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, $1.00 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  58449U 10 0
--------------------------------------------------------------------------------
                                (CUSIP Number)


--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [   ]  Rule 13d-1(b)
    [ X ]  Rule 13d-(c)
    [   ]  Rule 13d-1(d)


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        (1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        ++ See Item 1(a).





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CUSIP NO. 58449 U 10 0                  13G            PAGE   2   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               A. Derrill Crowe
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                        2,109,878
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                       2,109,878
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    2,109,878
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]
                    See Item 4
          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                    9.8%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
                    IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





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                                AMENDMENT NO. 2
                                  SCHEDULE 13G
                                 FILED WITH THE
                       SECURITIES AND EXCHANGE COMMISSION
                                  ON BEHALF OF
                             A. DERRILL CROWE, M.D.


Item 1(a).        Name of Issuer:

         Medical Assurance, Inc. (formerly MAIC Holdings, Inc.)

         The reporting person originally filed a Schedule 13G with respect to Mutual Assurance, Inc. (Cusip No. 62823T 10 1) on February 14, 1992, as amended February 15, 1994. On August 31, 1995, MAIC Holdings, Inc. became the successor registrant to Mutual Assurance, Inc. pursuant to Rule 12g-3 of the SEC. On September 23, 1996, MAIC Holdings, Inc. registered its common stock under Section 12(b) of the Securities Exchange Act of 1934 upon listing its common stock on the New York Stock Exchange (CUSIP No. 55261 V 10 9). Effective June 1, 1997, MAIC Holdings changed its name to Medical Assurance, Inc. (CUSIP No. 58449 U 10 0).

Item 1(b).        Address of Issuer's Principal Executive Offices:

         100 Brookwood Place, Suite 500
         Birmingham, AL 35209

Item 2(a).        Name of Person Filing:

         A. Derrill Crowe, M.D.

Item 2(b).        Address of Principal Business Office:

         Medical Assurance, Inc.
         100 Brookwood Place, Suite 500
         Birmingham, AL 35209

Item 2(c).        Citizenship:

         United States of America

Item 2(d).        Title of Class of Securities:

         Common Stock, $1.00 par value per share
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Item 2(e).        CUSIP Number:

         58449U 10 0

Item 3.

         Not Applicable

Item 4.           Ownership:

         (a)      Amount Beneficially Owned: *

                  2,109,878 shares

         (b)      Percent of Class: *

                  9.8%

         (c)      Number of Shares as to which such Person has: *

                  (i)      sole power to vote or to direct the vote:

                           2,109,878 shares

                  (ii)     shared power to vote or to direct the vote:

                           None

                  (iii) sole power to dispose or to direct the disposition of:

                           2,109,878 shares

                  (iv) shared power to dispose or to direct the disposition of:

                           None

* Includes shares distributed as a result of stock dividends declared in 1993, 1994, 1995, 1996, and 1997 and in the two for one stock split in 1997. Does not include 10,166 shares held for the account of Dr. Crowe in the Medical Assurance, Inc. Pension Plan and 1,113 shares owned of record by his spouse.


                                       2
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Item 5.           Ownership of Five Percent of Less of a Class.

         Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Securities Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.           Identification and Classification of Members of the Group.

         Not applicable.

Item 9.           Notice of Dissolution of Group.

         Not applicable.

Item 10.          Certification.

         Not applicable.



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             March 31, 1998



                                             /s/ A. Derrill Crowe
                                             -----------------------------------
                                             A. Derrill Crowe




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